

March 13, 2014

Via E-mail
Laura A. Marriott
Chief Executive Officer
NeoMedia Technologies, Inc.
1515 Walnut Street, Suite 100
Boulder, Colorado 80302

> **Re: NeoMedia Technologies, Inc.**
> **Preliminary Information Statement on Schedule 14C**
> **Filed on March 3, 2014**
> **File No. 000-21743**

Dear Ms. Marriott:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Notice to Shareholders

1.   You state that holders of a majority of the voting rights of all outstanding shares of your capital stock have approved the merger by written consent. Please revise your information statement to provide an explanation of how the majority consent was reached. Your revised disclosure should specify how the conversion rate for the Series C preferred was applied. Consider providing similar explanatory disclosure in a note to the beneficial ownership table on page 24.

Reasons for the Merger; Recommendation of our Board of Directors, page 8

2.   You disclose that the reason for the increase in authorized shares is to reserve and keep available the full number of shares of common stock of the company issuable upon conversion of all outstanding shares of preferred stock. Please tell us in your response letter whether you have entered into any agreements or have any plans, proposals or arrangements, other than for the conversion of your preferred stock and convertible debt

instruments, to issue any of the newly available authorized shares of common stock. If you have no such plans or agreements, please include a statement to this effect in your information statement.

Fractional Shares, page 15

3.   You indicate that no fractional shares will be issued and that, in lieu of fractional shares, shareholders will receive a cash payment from the company. Please revise to state whether the reverse stock split is part of a "Rule 13e-3 transaction" as defined in paragraph (a)(3) of that regulation and briefly summarize the basis for your conclusion. Please note that this term encompasses any series of transactions involving one or more transactions described in paragraph (a)(3)(i) of the rule. In this regard, we note from your disclosure in the Form 10-K for the period ended December 31, 2012 that there were 508 holders of record of your common stock as of March 1, 2013. Your disclosure should include the number of record holders both before and after the reverse stock split.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact Ji Kim, Attorney-Advisor, at (202) 551-3579 or, in her absence, the undersigned at (202) 551-3457 with any questions.

Sincerely,

/s/ Maryse Mills-Apenteng

Maryse Mills-Apenteng
Special Counsel

cc: Via E-mail
        Clayton Parker
        K&L Gates LLP